RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

September 25, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: Chris Chase

RE:	Premier Power Renewable Energy, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed June 25, 2009
File No. 333-155241

Dear Mr. Chase:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated July 20, 2009.  We have reproduced the Staff’s comments for your convenience and have followed each comment with the Company’s response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Company’s Registration Statement on Form S-1 referenced above.

Amendment No. 6 to Registration Statement on Form S-1
Business, page 20
Financing Transaction with Vision Opportunity Fund - September 9, 2008, page 21.

1.
Please revise your disclosure in the second full paragraph on page 21 to discuss whether any Late Registration Shares have been issued, and why or why not. In this regard, we note your disclosure in the second full paragraph on page 22 regarding your entry into a material definitive agreement with an acquisition target which results in the amended definition of “Effectiveness Date” taking effect in the Registration Rights Agreement.

Response:  As of September 25, 2009, the Company owes to the investor 78,167 shares of common stock as “Late Registration Shares.”  None, however, have been issued to date as the full amount of shares owed as “Late Registration Shares” has yet to be determined since the end of the calculation period, which is the registration statement’s effectiveness, is not determinable at this time.  We have revised our disclosures on pages 24 and 62 accordingly.

Chris Chase
Securities and Exchange Commission
September 25, 2009

2.
Please revise the second table on page 22 to include the Securities Purchase Agreement with Vision Opportunity Master Fund dated June 16, 2009, making sure to include explanatory footnote disclosure as appropriate.

Response:  We have revised the second table on page 22 accordingly.

Share Exchange Transaction with Rupinvest Sarl and Esdras Ltd., page 23

3.
We note that you may issue 3,000,000 shares of restricted common stock to Esdras in the event that certain sales targets are met. Please revise your disclosure to state how these sales targets were determined and, to the extent possible, the likelihood that you believe they will be met.

Response:  The sales targets were determined based on the Company’s objective to tie the consideration provided to Esdras with the future performance of Premier Power Italy.  The Company forecasted the qualified sales of Premier Power Italy from 2009 through 2011 and prepared three scenarios, including a best case, base case, and worst case.  The forecast takes into consideration the existing and projected sales of Premier Power Italy and assumptions regarding component pricing, government incentives, and access to financing in order to project the total volume, value of projects sold, and gross margin in each year.  Even in the worst case scenario, Premier Power Italy is forecasted to generate sufficient qualified sales for Esdras to be issued the maximum 3,000,000 shares, and, therefore, the Company believes that the sales targets will be met.  We have provided this information as part of our disclosures on page 23.

4.
Please revise your discussion on page 23 and throughout your filing, as appropriate, to address the dilutive effect to your shareholders of the potential issuance of 3,000,000 shares of your restricted common stock pursuant to the terms of your Exchange Agreement with Rupinvest Sarl.

Response:  We have revised our discussion on page 24 to address the dilutive effect to the Company’s shareholders of the issuance of 3,000,000 shares of common stock pursuant to the Exchange Agreement with Rupinvest Sarl and the potential to undo a portion or all of such dilution, based upon the actual sales and gross margins achieved by Premier Power Italy.

Description of Securities, page 48
Series B Convertible Preferred Stock, page 53

5.
We note your disclosure in the first paragraph of the above referenced section stating that your summary is qualified in its entirety by reference to the Series B Certificate.  Please confirm, if true, that you have discussed all the material terms of the Series B Certificate in this section. If not, please revise your disclosure to do so.

Response:  We confirm that we have discussed all the material terms of the Series B Certificate in this section.

Chris Chase
Securities and Exchange Commission
September 25, 2009

Unaudited Financial Statements for the Fiscal Period Ended March 31. 2009, page F-2
Note 8, Derivative Instruments, page F- 13

6.
We reviewed your response to comment one in our letter dated June 2, 2009. Although we agree with your assessment that the fair value of your common shares does not exactly equal the publicly traded market prices, we are unclear why you believe the market prices, Level 1 inputs, are not relevant observable inputs and should be disregarded in determining the fair value of your common stock. In order to assist us in evaluating your response, please provide us with the following additional information:

a.
Please tell us in reasonable detail how you concluded your common stock is not actively traded. In doing so, clarify why transaction frequency and volumes are insufficient to provide ongoing pricing information. Please note that a general comparison of your trading activity to that of all NASDAQ-listed companies does not provide ample evidence to support your claim that trading volumes are insufficient. Please include your consideration of the following factors in your response:

•	The relevance and reliability of the information on which people are basing their trading decisions.
•	Whether there has been any extreme volatility in the stock price or wide spreads between bid and ask prices.
•	The frequency and volume of transaction surrounding each valuation date.
b.
Please note that it is the SEC Staff and FASB Staff’s views that a quoted market price in an active market for an identical asset is most representative of fair value and thus is required to be used, generally without adjustment, in fair value measurements. Furthermore, transactions in inactive markets, although likely not determinative, should be considered in management’s estimate of fair value if those transactions are orderly. Accordingly, please tell us in detail why you do not consider recent prices from actual sales of your common stock to be relevant observable inputs.

c.
Fair value, as defined by SPAS 157, is the price that would be received to sell an asset or transfer a liability in an orderly transaction between marketplace participants at the measurement date under current market conditions. Please tell us if you believe that the persons who have traded in your stock are not marketplace participants or the transactions are not orderly such that you believe it is appropriate to disregard publicly traded stock prices in estimating fair value. Please note that entity-specific assumptions can only be used when consistent with those of a market participant.

d.
We note that the independent valuation performed as of March 31, 2009 appears to use only one valuation method for determining the fair value of your common stock. Please tell us what consideration was given to using multiple valuation techniques to compute a range of fair value estimates in determining the point within that range that is most representative of fair value. Considering the use of a single valuation approach generally does not enable you to highlight weaknesses in approaches and/or assumptions and inconsistencies in logic, please tell us how you corroborated the fair value of your common stock determined by the independent valuation.

Response:  The Company will utilize the publicly traded market price of its shares of common stock to determine the fair value of its common stock for transactions occurring on or after January 1, 2009.

Chris Chase
Securities and Exchange Commission
September 25, 2009

Note 9. Stock-Based Compensation, page F-14

7.
We reviewed your response to comment two in our letter dated June 2, 2009. It also appears from your disclosures that you utilized the underlying share price when determining the terms of the awards.  Please note that paragraph A18 of SFAS 123(R) indicates that an entity must take into account the current price of the underlying shares in valuing the stock options.  Since there is an observable market price for your common stock, please revise your calculations of stock-based compensation to use your actual market price on the grant date rather than a price determined by an independent valuation.

Response:  The Company has updated its financial statements to reflect calculations for stock-based compensation using the actual market price on the grant date rather than a price determined by an independent valuation.

Note 13. Subsequent Events, page F- 16

8.
Please provide us with the significance tests for your acquisition of Rupinvest Sarl. Refer to Rule 3-05 of Regulation S-X and Item 17 of Form 20-F.  In addition, please tell us how you valued under SFAS 141(R) the 3,000,000 contingent shares that may be transferred to the seller based on sales achieved by the acquiree over a three year period.

Response:  The Company performed the significance tests for its acquisition of Rupinvest under Rule 3-05 of Regulation S-X and determined it to be a significant subsidiary, thus requiring audited financial statements.  As disclosed in the Current Report on Form 8-K filed on August 5, 2009, the Company acquired 100% of the outstanding equity interests of Rupinvest Sarl (“Rupinvest”).  We note Rupinvest was formed on August 1, 2008, and Premier Power Italy was formed on January 23, 2008; thus, there are no financial statements prior to 2008.  The Company performed the following significance test:

Calculated purchase price of Rupinvest	$13,624,755
Total assets of the Company as disclosed in its Form 10-K as of December 31, 2008	$14,812,654

Calculated level of significance	92%

As the test indicated a level of significance in excess of 20% and as Rupinvest and Premier Power Italy financial statements are not available for periods prior to 2008, we have not provided the calculations for the other significance tests.
`

Chris Chase
Securities and Exchange Commission
September 25, 2009

Based on projected sales and gross margin levels of Premier Power Italy, the Company determined that all of the contingent consideration would be earned by the seller.  An independent third party valuation determined the value of the contingent consideration to be $12,026,400.  The contingent consideration valuation used a discounted future income valuation methodology utilizing an income approach to the projected net income calculations for Rupinvest for the years 2009, 2010, and 2011 inclusive and applied a discounted cash flow model to the calculation periods utilizing an appropriate income approach methodology.  The applicable results obtained were then incorporated into the universal income projections for Premier Power Italy for the years 2009 through 2011 and further analyzed from a cash flow perspective in order to determine the overall value of the Company and the related fair market value of its outstanding stock in 2009, 2010, and 2011. The projected 2009, 2010, and 2011 fair value of the Company’s stock price was then multiplied against a yearly estimate of shares earned by Rupinvest.  The specific calculation of the shares earned were determined by utilizing a probability weighted approach of three scenarios of estimated shares earned and weighting them by probability.

	Projected Shares	Estimated Share
Year	Earned	Price
2009	***	$	***
2010	***	$	***
2011	***	$	***
Total:	***

Estimated fair value of contingent consideration	$12,026,400

*** Confidential treatment requested.

9.
We note that you issued 2.8 million shares of Series B Convertible Preferred Stock to Vision Opportunity Master Fund, Ltd. (“Vision”) on June 16, 2009 in return for $3 million in cash and the cancellation of warrants for 3.5 million shares. We further note that Vision agreed, as part of the transaction, that no adjustment would be made to the conversion price of the Series A Preferred Stock. Please address the following items related to this transaction:

a.
Citing relevant accounting guidance, please tell us in detail how you accounted for this transaction, including whether or not you recognized a gain or loss on the exchange and how that gain or loss was calculated. If you did recognize a gain or loss, please clarify if it was recorded in income or reflected in equity as a capital transaction.

b.
Tell us the transaction date fair values of the warrant and Series A conversion feature derivative liabilities extinguished in this transaction and explain in sufficient detail how you determined those fair values.

c.
Tell us how you determined the fair value of the Series B Convertible Preferred Stock upon issuance and if you recorded a beneficial conversion feature. In doing so, please clarify how you determined the deemed proceeds received in calculating the effective conversion price.

d.	Provide us with the journal entries you recorded for this transaction.

Chris Chase
Securities and Exchange Commission
September 25, 2009

Response:  In accordance with APB 26, the Company determined that it was appropriate to recognize a gain on the exchange of the Series B Convertible Preferred Stock (“Series B”) to settle the warrant liability.  Based upon the guidance in APB 26, paragraph 20, footnote 1, the Company classified the gain on settlement of the warrant as a capital transaction as it determined that Vision constituted a related entity as described in footnote 1.  As a result, the Company recorded the gain as a component of additional paid in capital (APIC).

The transaction date fair value for the warrant liability was established as of June 16, 2009 using a Black-Scholes model:

	JUNE 16, 2009

Assumptions	Warrant A	Warrant B
Stock Price	$3.750	$3.750
Exercise Price	$2.500	$3.000
Expected Life in Years	3.25	3.25
Annualized Volatility	95.0%	95.0%
Annual Rate of Quarterly Divide~~n~~ds	0.0%	0.0%
Discount Rate - Bond Equivalent Yield	2.25%	2.25%

Warrants	1,750,000	1,750,000
Estimated Warrant Fair Value	$2.614	$2.492

Total	$4,574,863	$4,360,213

		$8,935,076

Chris Chase
Securities and Exchange Commission
September 25, 2009

As noted in our prior communications with the Staff, the Company determined that the Series A conversion feature should not be classified as a derivative, and, thus, there was no such derivative liability extinguished in the settlement of the warrant liability.  Further, the Company previously considered the redemption features in the preferred stock agreement in its determination that the Series A should be classified as equity.  We outlined the redemption features in our correspondence to the Staff dated April 1, 2009.  As outlined in that response, although the triggering events described in paragraphs (i), (ii), (iv), (x), (for involuntary filings only), (xi), and (xii) of Section 9(a) of the Series A Certificate may be interpreted to be outside the Company’s control, the Company notes that a Series A stockholder’s only right for such triggering events is to convert its Series A stock into shares of the Company’s common stock or increase the dividend rate on all of such holder’s outstanding Series A Preferred Stock to 18% per annum. Considering the structure of the Series A stock, as a whole, the Company believes its characteristics to be those of an equity instrument for purpose of evaluating SFAS 133 and that classification as a derivative liability is not appropriate.

In June 2009, the Company issued to Vision 2.8 million shares of its Series B stock in exchange for cancellation of Vision’s warrants and $3 million in cash.  As the Series B stock does not contain voting, liquidation, or conversion preferences, the Company determined that the fair value of a share of Series B stock approximates that of a share of the Company’s common stock.  Thus, at the time of the transaction, the deemed value of the shares issued by the Company was $10,500,000 (based on a market price of $3.75 on June 16, 2009), while the value of the cash received and the estimated fair value of the warrant liability was $11,935,076.  As the Company recorded a gain in conjunction with the transaction and as the Series B stock does not contain explicit or implicit terms providing for a set of variable discounts upon conversion, the Company determined that the Series B stock did not contain a beneficial conversion feature.

The Company recorded the following journal entries related to this transaction:

1)	2.8 million shares of Series B Convertible Preferred Stock were issued to Vision Opportunity Master Fund, Ltd. in return for $3 million in cash; and
2)	The cancellation of warrants for 3.5 million shares.

APIC		$10,499,720
Cash	$3,000,000
Gain on Settlement of warrant liability (APIC)		$1,435,076
Series B par value		$280
Warrant liability	$8,935,076

Chris Chase
Securities and Exchange Commission
September 25, 2009

*          *          *

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim
Jamie H. Kim, Esq.

cc:	Dean Marks, Premier Power Renewable Energy, Inc.
Teresa Kelley, Premier Power Renewable Energy, Inc.
Kevin Leung, Esq., Richardson & Patel LLP
Dominador Tolentino, Esq., Richardson & Patel LLP